EXHIBIT 21.1

SUBSIDIARIES OF

FLOW INTERNATIONAL CORPORATION

Subsidiary	State or other Jurisdiction of Incorporation or Organization
Avure Technologies AB	Sweden
Avure Technologies Incorporated	Washington
CIS Acquisition Corporation	Michigan
Flow Asia Corporation	Taiwan
Flow Asia International Corporation	Mauritius
Flow Autoclave Systems, Inc.	Delaware
Flow Automation Systems Corporation	Ontario
Flow China	China
Flow Europe, GmbH	Germany
Foracon Europe Manufacturing GmbH & CO. KG	Germany
Flow Holdings GmbH (SAGL) Limited Liability Company	Switzerland
Flow Holdings FPS AB	Sweden
Flow Iberica, S.R.L.	Spain
Flow Italia, S.R.L.	Italy
Flow Japan Corporation	Japan
Flow Korea	Korea
Flow Latino	Brazil, South America
Flow Surface Prep/Europe, SAGL	Switzerland
Flow U.K., Ltd.	England
Flow Waterjet Florida Corporation	Florida
Robotic Simulations Limited	United Kingdom
Hydrodynamic Cutting Services	Louisiana